11020174

S[illegible] [illegible]MMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

bos 3/16

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ANNUAL AUDITED REPORT

~~FORM X-17A-5~~

PART III

SEC FILE NUMBER
8- 66867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEGI LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 18th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Hitzig 212-754-0710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACT Financial Services Group LLC
(Name – *if individual, state last, first, middle name*)

54 Danbury Road, 307	Ridgefield	CT	06877
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Hitzig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JEGI LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JEAN GALE
Notary Public, State of New York
No. 01GA6026709
Qualified in Nassau County
Commission Expires June 21, 20 11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Managing Member
JEGI, LLC

We have audited the accompanying balance sheet of JEGI, LLC (a New York Limited Liability Company and wholly owned subsidiary of The Jordan, Edmiston Group, Inc.) as of December 31, 2010, and the related statements of income, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JEGI, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 18, 2011

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
BALANCE SHEET
DECEMBER 31, 2010

Assets	
Cash and equivalents	$ 341,252
Total Assets	$ 341,252
Liabilities and Member's Capital	
Liabilities	
Accrued expenses	$ 34,008
Due to parent	757
Total Liabilities	34,765
Member's Capital	
Member's capital -Beginning of year.	23,066
Net income	283,421
Total Member's Capital	306,487
Total Liabilites and Member's Capital	$ 341,252

The accompanying notes are an integral part of these statements.

JEGI, LLC

(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Fee income	$ 755,198
Total revenue	755,198
Expenses	
Commissions	$ 151,040
Insurance	14,108
Office expense	4,289
Payroll tax expense	27,695
Professional fees	10,550
Registration fees	1,775
Rent	90,969
Repairs and maintenance	4,197
Salaries	159,030
Telephone	2,094
Travel and entertainment	1,098
Utilities	4,932
Total expenses	471,777
Net income before taxes (Note 3)	283,421
Provision for income taxes	-
Net income	$ 283,421

The accompanying notes are an integral part of these statements.

JEGI, LLC

(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2010

	Member's Capital	Net Income	Total Member's Capital
Balance- December 31, 2009	$ 61,000	$ (37,934)	$ 23,066
Capital contribution	-	-	-
Net income		283,421	283,421
Balance- December 31, 2010	$ 61,000	$ 245,487	$ 306,487

The accompanying notes are an integral part of these statements.

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Operating activities	
Net income	$ 283,421
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accrued expenses	25,758
Increase in due to Parent	757
Total adjustments	26,515
Net cash provided by operating activities	309,936
Cash and equivalents at beginning of year	31,316
Cash and equivalents at end of year	$ 341,252

Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these statements.

1. Organization and Nature of Operations

JEGI, LLC, the "Company" was organized as a single member LLC in the State of New York in November 2004 and is a wholly owned subsidiary of The Jordan, Edmiston Group, Inc. The Company is a registered securities broker-dealer. The Company advises media and information companies with respect to mergers and/or acquisitions involving the raising of capital and sale of stock.

2. Significant Accounting Policies

Basis of Accounting. Income and expenses are recorded on the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents. The Company considers all highly liquid investments purchased with a maturity of one month or less to be cash equivalents.

3. Income Taxes

The Company is included in the federal income tax return filed by its parent. The Parent (including the Company's results of operations) has no tax liability and thus no income tax expense has been allocated to the company on a separate reporting basis.

4. Related-Party Transactions

Certain expenses of the Company are shared with and paid directly by the Parent, including occupancy expenses, supplies, equipment and salaries. Those expenses are allocated to the company in accordance with an Administrative Services Agreement entered into in February 2010. The apportionment is based on reasonable allocation methods agreed by the parties. For the year ended December 31, 2010, the total expenses allocated to the Company were $461,854.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at December 31, 2010.

6. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of rule 15c3-3 of the SEC since it does not hold funds or securities of customers.

7. Commitments and Subsequent Events

There were no events subsequent to December 31, 2010 and through the date hereof that materially affected the presentation of the Company's results for the year ending December 31, 2010 The Company has not entered into any significant future commitments.

SUPPLEMENTAL INFORMATION

JEGI, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

Net capital computation	
Member's capital	$ 306,487
Less non-allowable assets	-
Net capital	306,487
Aggregate indebtedness minimum capital ($34,765x.0667=2,318<$5,000)	-
Minimum net capital required	5,000
Net capital in excess of requirement	$ 301,487
Reconciliation with Company's computation	
(Included in Part IIA of Form X-17A-5 as of December 31, 2010)	
Net capital reported in unaudited Focus Report	$ 306,487
Net audit adjustments (see statement below)	-
Net capital per above	$ 306,487

There are no material differences between the net capital per this audit report and the net capital computation per the December 31, 2010 Part IIA of Form X-17A-5 of the unaudited focus report.

See Independent Auditor's Report

Board of Directors and Managing Member
JEGI, LLC

In planning and performing our audit of the financial statements and supplemental schedule of JEGI, LLC (a wholly owned subsidiary of The Jordan, Edmiston Group, Inc.), for the year ended December 31, 2010 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and any excess margin securities of customers, as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ACT Financial Services Group LLC

ACT Financial Services Group LLC

February 18, 2011

ACT CPA

ACT FINANCIAL SERVICES GROUP LLC

ACCOUNTING, CONSULTING & TAX

www.actcpa.com

INDEPENDENT ACCOUNTANT'S REPORT - SIPC 7

Board of Directors and Managing Member
JEGI LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2009 to December 31, 2010, which were agreed to by JEGI LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating JEGI LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). JEGI LLC's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including reconciliation summary, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the reconciliation supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ACT Financial Services Group LLC

February 26, 2010

JEGI LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION TWELVE MONTHS ENDED DECEMBER 31, 2010

Period Covered	Date Paid	Amount
General assessment reconciliation for the period January 1, 2010 to December 31, 2010		$1,888.00
Payment Schedule*		
SIPC-6	2/25/2011	$1,888.00
SIPC-7		0
Balance Due		0

* Payments remitted to:
Securities Investor Protection Corp.
P.O. Box 92185
Washington, DC 20090-2185

JEGI LLC

(A WHOLLY OWNED SUBSIDIARY OF THE JORDAN, EDMISTON GROUP, INC.)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2010

ACT FINANCIAL SERVICES GROUP LLC

Certified Public Accountants

TABLE OF CONTENTS

ACT CPA
ACT FINANCIAL SERVICES GROUP LLC
ACCOUNTING, CONSULTING & TAX
www.actcpa.com

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

INDEPENDENT ACCOUNTANT'S REPORT - SIPC 7

Board of Directors and Managing Member
JEGI LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2009 to December 31, 2010, which were agreed to by JEGI LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating JEGI LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). JEGI LLC's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including reconciliation summary, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the reconciliation supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ACT Financial Services Group LLC

February 26, 2010

JEGI LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2010

Period Covered	Date Paid	Amount
General assessment reconciliation for the period January 1, 2010 to December 31, 2010		$1,888.00
Payment Schedule*		
SIPC-6	2/25/2011	$1,888.00
SIPC-7		0
Balance Due		0

* Payments remitted to:
Securities Investor Protection Corp.
P.O. Box 92185
Washington, DC 20090-2185